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                          December 10, 2021

       Oon Lai Yeoh
       Co-Chief Executive Officer
       DUET Acquisition Corp.
       78 SW 7th Street, Suite 500
       Miami, Florida 33130

                                                        Re: DUET Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 3,
2021
                                                            File No. 333-261494

       Dear Mr. Yeoh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Shih-Kuei Chen at 202-551-7664 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Andrew M. Tucker